VIA EDGAR

Craig E. Slivka, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

July 29, 2015

    Re: Kush Bottles, Inc.
    Amendment 2 to Registration Statement on Form 10
    Filed July 10, 2015
    Quarterly Report on Form 10-Q for the quarter ended May 31, 2015
    Filed July 20, 2015
    File No. 0-55418

Dear Mr. Slivka:

    On behalf of Kush Bottles, Inc., a company incorporated in the state of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 22, 2015 with respect to the Company’s Amendment 2 to Form 10, File No. 0-55418 (the “Form 10”), filed on July 10, 2015 and the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2015 (the "Form 10-Q"), filed on July 20, 2015. For your convenience, the Staff’s comments are repeated below in bold text, followed in each case by the Company’s responses.

* * *

Quarterly Report on Form 10-Q for the quarter ended May 31, 2015

Note 1 – Nature of Business and Significant Accounting Policies, page 8
Acquisition of Dank Bottles, LLC, page 8

1. Please include a discussion of the specific underlying factors that are expected to lead to goodwill being recognized in the acquisition. Please refer to ASC 805-30-50-1a for guidance.

    The Company acknowledges the Staff's comment. The goodwill recorded captures the portion of value that cannot be linked to any specific tangible or identifiable intangible item, contractual right, or aspect of the business that could be sold or licensed separately. In accordance with ASC 805-30-50-1(a), the primary underlying factor, which lead to goodwill being recognized in connection with the business combination between Kush Bottles, Inc. and Dank Bottles, LLC, is the expected synergies to be gained. Specifically, the newly combined entity is expected to achieve cost savings, efficient acquired work force, increases in revenue, additional captured market share, and enhanced distribution capabilities.

2. Please expand your disclosures to include a schedule showing the total consideration by each major class of consideration, including non-cash consideration paid by Kush Bottles Inc. for its acquisition of Dank Bottles LLC. In that regard, while we note your disclosure on page 8 that the value of non-cash consideration is considered preliminary, please tell us and disclose the significant assumptions used to preliminarily value the 3,500,000 shares that were provided by Kush Bottles Inc. as consideration for the acquisition as of April 10, 2015. Please refer to ASC 805-30-50-1b for guidance.

    The Company acknowledges the Staff's comment. In accordance with ASC 805-30-50-1b, the Company has included a schedule below which details each class of consideration paid by Kush Bottles, Inc. for its acquisition of Dank Bottles, LLC. The Company will revise its disclosure in its Annual Report on Form 10-K for the year ended August 31, 2015 as follows:

    Consideration Paid:

Cash	$273,725
Note Payable, short-term	100,000
3,500,000 Common Shares of Kush Bottles, Inc.	2,169,650

Total	$2,543,375

    There is no public market for the Company's common stock and, as such, we evaluate the best evidence to estimate the common stock's fair value. The common stock was valued using the market approach. The market approach bases the valuation measurement on what other similar enterprises or comparable transactions indicate the value to be. From the period of inception to April 10, 2015, the Company had sold 1,471,112 shares of its common stock to accredited investors for cash of $912,000, at a weighted average offering price of $0.6199 per share. Accordingly, the Company has valued the price of the common stock issued in conjunction with these transactions at $0.6199 per share. The Company considers these transactions preceding the acquisition the best evidence of fair value for the common stock. In the absence of an active market trading its securities, management will continue to monitor transactions in the Company's common stock to ascertain its value under the market approach.

3. We note that the purchase price allocation is considered preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations to the acquired assets and liabilities assumed from the acquisition of Dank LLC. Your disclosures should include the reasons that the accounting is incomplete and a discussion of the information precluding the accounting from being complete on an item by item basis. Furthermore, please disclose the nature of any assets or liabilities that may ultimately be recorded as part of the purchase price allocation that the company is aware of and is currently evaluating but waiting on additional information to the extent applicable. Please refer to ASC 805-10-50-6 for guidance.

    The Company acknowledges the Staff’s comment.  In accordance with ASC 805-10-25-14, during the measurement period, the Company obtained additional information about the intangible assets acquired that existed as of the acquisition date.  In accordance with ASC 805-10-25-13, the Company will retrospectively adjust the provisional amounts recognized as of the acquisition date to reflect the new information.  The Company will revise its disclosure in its Annual Report on Form 10-K for the year ended August 31, 2015, to reconcile the change in valuation for the acquisition of Dank from the amounts presented in its Form 10-Q for the three and nine month periods ended May 31, 2015 to the amounts at August 31, 2015. Specifically, the fair values of acquired intangible assets will be revised from the estimated values initially filed on Form 10-Q on July 20, 2015 as a result of the Company’s normal process for determining the fair value of acquired assets. Revisions were made to assign fair values to acquired intangible assets of $0 to customer relationships, $0 to non-compete agreements and $2,378,386 to goodwill.

    Customer relationships were assigned a $0 fair value because of the following:

• Limited sales history beginning April 2014
• Absence of any contractual agreements with customers
• Repeat business is not entirely attributable to customer-related intangible assets since Dank operates in an industry where repeat patronage is attributable to the strength of the "Kush Bottles" brand and a dearth of viable alternatives available to customers

    The non-compete agreement was assigned a $0 fair value because after consideration of such qualitative factors such as age, desire, ability, motivation, and goals of the individuals covered by the non-compete agreement, the probability that a seller would compete against the Company is remote.

4. While we note your disclosure on page 8 that the preliminary allocation is not final and includes “finalization of the valuations and useful lives for identifiable assets,” it is not apparent what those preliminary useful lives currently are. Given that Dank LLC is included in the consolidated operations of Kush Bottles LLC as of May 31, 2015, please expand your disclosures to include the weighted average amortization periods for the customer list and non-compete intangibles included in the purchase price allocation. Furthermore, please disclose the aggregate amortization expense that was recorded from the acquisition date through May 31, 2015. Please refer to the guidance in ASC 350-30-50-1a and ASC 350-30-50-2.

    The Company acknowledges the Staff's comment and will revise its disclosure in its Annual Report on Form 10-K for the year ended August 31, 2015 to reflect the final fair values of the acquired intangible assets, which are as follows: $0 for customer relationships and non-compete agreements, and $2,378,386 for goodwill. Since the Company's analysis revealed that there is no fair value associated with finite-lived acquired intangible assets such as customer relationships and non-compete agreements, there is no amortization expense to be recorded and thus no disclosures required regarding estimated useful lives.

5. We note that you do not include any pro forma adjustments in your unaudited supplemental pro forma information related to amortization expense for the impact of any intangibles acquired as a result of the acquisition of Dank Bottles LLC. Given your disclosure on page 9 that acquired intangibles represents greater than 79% of the total consideration paid and that amortization expense should have been recorded for the period from April 10, 2015 through May 31, 2015, please tell us your consideration for not including any adjustments reflecting amortization expense as a result of the acquired intangibles in your supplemental pro forma information. Furthermore, please clarify whether your pro forma financial information includes the impact of the acquired property plant and equipment and related depreciation expense as a result of the acquisition of Dank Bottles LLC.

    The Company acknowledges the Staff's comment. The unaudited supplemental pro forma financial information ("pro forma") includes the impact of the acquired property, plant and equipment and related depreciation expense as a result of the acquisition of Dank. However, the pro forma does not include the impact of the amortization expense associated with the identifiable intangible assets acquired in light of the analysis performed by the Company, which revealed there are no finite-lived identifiable assets to be recorded, and thus no amortization expense.

6. We note that your purchase price allocation does not explicitly include an amount associated with debt assumed from Dank Bottles LLC as part of the acquisition. We further note that in the condensed pro forma balance sheet on page F-36 of Amendment 2 to your Form 10, the pro forma balances continue to reflect amounts related to historical amounts attributed to debt that Dank Bottles LLC incurred after taking into consideration any eliminations. As such, please tell us whether any debt was assumed by Kush Bottles Inc. in its acquisition of Dank. To the extent that debt was assumed, please tell us how you considered the assumed debt in the purchase price allocation.

    The Company acknowledges the Staff's comment. On page 9 of the Form 10-Q, the purchase price allocation includes net working capital of $87,543. This net working capital amount is comprised of current assets of $455,920 net of current liabilities of $368,377. The debt assumed consisted of accounts payable of $233,074, customer deposits of $72,585, and other accrued expenses of $62,718. Given the short-term nature of these current liabilities, the carrying value approximated fair value. There was no long-term debt assumed. The Company will revise its disclosure in its Annual Report on Form 10-K for the year ended August 31, 2015 to include the components of working capital acquired.

7. We note your disclosure on page 14 that the company leases various facilities, including a facility in Denver, Colorado with the lease expiring on March 31, 2020. This appears to be the same facility that Dank leases in Denver, Colorado as disclosed on page F-34 of Amendment 2 to your From 10. To the extent that they are the same and this lease was assumed by Kush Bottles Inc. upon its acquisition of Dank, tell us what consideration was given to identifying whether the terms of the lease are favorable or unfavorable when establishing your preliminary estimated purchase price allocation. See ASC 805-20-25-12.

    The Company acknowledges the Staff's comment. The Denver, Colorado facility lease referenced on page 14 of the Form 10-Q is the same facility lease referenced on page F-34 of Amendment 2 to the Form 10. Per review of market terms of facility leases of similar size and geographic position, the Company determined that the terms of the operating lease assumed in the acquisition of Dank were at comparable market terms and thus were not considered favorable or unfavorable.

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    As requested by the Staff, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings, please contact me at 714-243-4311 or Remsen Kinne, K&L Gates, LLP, the Company’s legal counsel, at (415) 882-8019.

    Very truly yours,

    /s/ Nicholas Kovacevich
    Nicholas Kovacevich